                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                                 WHX Corporation
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    929248508
                                    ---------
                                 (CUSIP Number)

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 520-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 2 of 21 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   5,029,793
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,029,793
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,029,793
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 3 of 21 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   5,029,793
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,029,793
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,029,793
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 4 of 21 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   5,029,793
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,029,793
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,029,793
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 5 of 21 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 6 of 21 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 7 of 21 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         JOSHUA SCHECHTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 8 of 21 Pages
--------------------                                        --------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

            On July 22,  2005,  the Issuer's  Chapter 11 Plan of  Reorganization
(the  "Plan")  was  confirmed  by the U.S.  Bankruptcy  Court  for the  Southern
District  of New York.  The  effective  date for the Plan was July 29, 2005 (the
"Effective Date"). Pursuant to the Plan, holders of the Issuer's 10 1/2 % senior notes (the "Senior Notes") shall receive a pro rata share of 9,200,000 Shares of the reorganized company,  representing 92% of the equity in the Issuer. For each
$1,000 principal amount of Senior Notes,  holders shall receive 99.11657 Shares.
As of the  Effective  Date,  Steel  Partners  II  held  an  aggregate  value  of
$47,084,000 Senior Notes of the Issuer. Accordingly,  Steel Partners II received
4,666,804  Shares in exchange  for their  Senior  Notes.  Steel  Partners II has purchased 362,989 Shares subsequent to the Effective Date.

            The  aggregate  purchase  price  of  the  $47,084,000  Senior  Notes underlying the 4,666,804  Shares held by Steel Partners II is  $44,766,151.  The
Senior Notes held by Steel Partners II were acquired with partnership funds. The aggregate  purchase  price of the additional  362,989 Shares  purchased by Steel
Partners II is $3,686,413,  including brokerage  commissions,  all of which were acquired with partnership funds.

     The second paragraph of Item 5(a) is hereby amended and restated to read as follows:

            As of the close of business on September 15, 2005, Steel Partners II beneficially  owned 5,029,793 Shares,  constituting  approximately  50.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 5,029,793  Shares owned by Steel Partners
II,  constituting  approximately  50.3% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 5,029,793  Shares owned by Steel Partners II,  constituting approximately 50.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  5,029,793  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Common Stock by the  Reporting  Persons  since the filing of Amendment  No. 1 to
Schedule 13D.

     Item 6 is hereby amended and restated to read as follows:

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.
            ------------------------------------

            On August 23,  2005,  the  Reporting  Persons  entered  into a Joint
Filing  Agreement,  in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the
Issuer.

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 9 of 21 Pages
--------------------                                        --------------------

            On September 8, 2005,  Steel  Partners II entered into an Assignment and Acceptance Agreement (the "Agreement") with Canpartners  Investments IV, LLC
("Canpartners")  under  which  Steel  Partners  II  assumed  all the  rights and obligations  of  Canpartners,  as agent and existing  lender,  with respect to a
$71,000,000 Tranche B term loan of Handy & Harman, a wholly-owned  subsidiary of the  Issuer.  Substantially  all of the  terms and  conditions  of the term loan continue  without  amendment.  The  Agreement  is filed as Exhibit No. 2 to this
Amendment No. 2 and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

            Item 7.   Material to be Filed as Exhibits.
                      --------------------------------

                      2.  Assignment  and  Acceptance  Agreement  by and between
                          Steel  Partners II, L.P. and  Canpartners  Investments
                          IV, LLC, dated as of September 8, 2005.

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 10 of 21 Pages
--------------------                                        --------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2005            STEEL PARTNERS II, L.P.

                                     By:  Steel Partners, L.L.C.
                                          General Partner

                                     By:  /s/ Warren G. Lichtenstein
                                          -----------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                     STEEL PARTNERS, L.L.C.

                                     By:  /s/ Warren G. Lichtenstein
                                          -----------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                     /s/ Warren G. Lichtenstein
                                     -----------------------------------
                                     WARREN G. LICHTENSTEIN

                                     /s/ Glen Kassan
                                     -----------------------------------
                                     GLEN KASSAN

                                     /s/ Jack L. Howard
                                     -----------------------------------
                                     JACK L. HOWARD

                                     /s/ Joshua Schechter
                                     -----------------------------------
                                     JOSHUA SCHECHTER

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 11 of 21 Pages
--------------------                                        --------------------

                                   SCHEDULE A
                                   ----------

     Transactions in the Shares Since the Filing of the Initial Schedule 13D
     -----------------------------------------------------------------------

Shares of Common Stock             Price Per                 Date of
       Purchased                   Share($)                 Purchase
       ---------                   --------                 --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

       3,216                       10.0322                  8/31/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None

                                 JACK L. HOWARD
                                 --------------
                                      None

                                JOSHUA SCHECHTER
                                ----------------
                                      None

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 12 of 21 Pages
--------------------                                        --------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                            Page
      -------                                                            ----

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,          --
      L.P., Steel Partners, L.L.C., Warren G. Lichtenstein,  Glen
      Kassan,  Jack L. Howard and Joshua Schechter,  dated August
      23, 2005 (previously filed).

2.    Assignment  and  Acceptance  Agreement by and between Steel       13 to 21
      Partners  II, L.P.  and  Canpartners  Investments  IV, LLC,
      dated as of September 8, 2005.

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 13 of 21 Pages
--------------------                                        --------------------

                       ASSIGNMENT AND ACCEPTANCE AGREEMENT
                       -----------------------------------

            This  ASSIGNMENT  AND ACCEPTANCE  AGREEMENT  (this  "Assignment  and
Acceptance")  dated  as  of  September  8,  2005  is  made  between  Canpartners
Investments  IV,  LLC  (the   "ASSIGNOR")  and  Steel  Partners  II,  L.P.  (the
"ASSIGNEE").

                              W I T N E S S E T H:
                              - - - - - - - - - --

            WHEREAS,  Canpartners  Investments IV, LLC, in its capacity as agent pursuant to the Loan Agreement (as hereinafter defined) acting for and on behalf of the parties thereto as lenders (in such capacity,  "AGENT"),  and the parties
to  the  Loan   Agreement  as  lenders   (individually,   each  a  "Lender"  and
collectively,  "Lenders")  have  entered  or are about to enter  into  financing arrangements  pursuant  to which  Agent and  Lenders  may make  loans to Handy &
Harman and certain of its affiliates (collectively, "BORROWERS") as set forth in the Loan and Security  Agreement,  dated March 31, 2004, as amended by Amendment
No. 1 dated as of October 29, 2004 and Amendment No. 2 dated as of May 20, 2005, by and  among  Borrowers,  Agent  and  Lenders  (as the same now  exists  or may hereafter be amended,  modified,  supplemented,  extended,  renewed, restated or replaced,  the  "LOAN  AGREEMENT"),  and the  other  agreements,  documents  and instruments  referred to therein or at any time  executed  and/or  delivered  in connection therewith or related thereto (all of the foregoing, together with the
Loan  Agreement,  as the same now exist or may  hereafter be amended,  modified, supplemented,  extended,  renewed,  restated  or  replaced,  being  collectively referred to herein as the "FINANCING AGREEMENTS");

            WHEREAS,  as provided  under the Loan  Agreement,  Assignor  and its affiliates made a Loan to Borrowers in an aggregate  amount of $71,000,000  (the
"LOAN  AMOUNT"),   of  which  the  Assignor  presently  holds  $71,000,000  (the
"COMMITTED LOAN");

            WHEREAS,  Assignor  wishes to  assign to  Assignee  all  rights  and obligations  of Assignor  under the Loan  Agreement in respect of its  Committed
Loan in an amount equal to $71,000,000 (the "ASSIGNED COMMITTED LOAN AMOUNT") on
the terms and subject to the conditions set forth herein and Assignee  wishes to accept assignment of such rights and to assume such obligations from Assignor on such terms and subject to such conditions;

            NOW,  THEREFORE,  in  consideration  of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

            1.  ASSIGNMENT AND ACCEPTANCE.

                (a) Subject to the terms and  conditions of this  Assignment and
Acceptance,  Assignor  hereby  sells,  transfers  and assigns to  Assignee,  and
Assignee  hereby  purchases,  assumes  and  undertakes  from  Assignor,  without recourse  and without  representation  or  warranty  (except as provided in this
Assignment and Acceptance) an interest in (i) the Committed Loan of Assignor and
(ii) all related rights, benefits,  obligations,  liabilities and indemnities of the Assignor (in its capacity as Lender) under and in  connection  with the Loan
Agreement  (including,   without  limitation,  the  Borrowers'  and  Guarantors'
obligation to pay certain  costs and expenses  pursuant to Section 9.23 thereof)
and the other Financing  Agreements,  so that after giving effect  thereto,  the
Committed Loan of Assignee shall be as set forth below and the Pro Rata Share of
Assignee shall be 100%.

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 14 of 21 Pages
--------------------                                        --------------------

                (b) With effect on and after the  Effective  Date (as defined in
Section 5 hereof),  Assignee  shall be a party to the Loan Agreement and succeed to all of the rights and be  obligated  to perform all of the  obligations  of a
Lender  under  the  Loan  Agreement,   including  the  requirements   concerning
confidentiality and the payment of indemnification. Assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Agreement are required to be performed by it as a Lender.  It is the intent of the parties  hereto that the Committed Loan of Assignor  shall,  as of the Effective Date, be reduced by an amount equal to the Assigned Committed Loan
Amount  and  Assignor  shall  relinquish  its rights  and be  released  from its obligations  under the Loan Agreement to the extent such  obligations  have been assumed by Assignee;  provided,  that,  Assignor shall not relinquish its rights
(other  than with  respect to payment of interest  paid to Assignor  pursuant to
Section  2 hereof)  under  Sections  2.1,  6.4,  6.8,  11.5 and 12.5 of the Loan
Agreement  to the extent such rights  relate to the time prior to the  Effective
Date.

                (c) After giving effect to the  assignment  and  assumption  set
forth  herein,  on  the  Effective  Date  Assignee's   Committed  Loan  will  be
$71,000,000.

                (d) After giving effect to the  assignment  and  assumption  set forth herein, on the Effective Date Assignor's Committed Loan will be $0.

            2.  PAYMENTS. As consideration for the sale, assignment and transfer contemplated  in  Section  1  hereof,  Assignee  shall  pay to  Assignor  on the
Effective Date in immediately available funds an amount equal to $70,791,316.20, representing  Assignee's Pro Rata Share of the principal amount of the Committed
Loan currently  outstanding  ($70,626,521),  plus accrued and unpaid interest on
Commitment Loan ($164,795.20).

            3.  REALLOCATION OF PAYMENTS. Any interest,  fees and other payments accrued to the Effective  Date with respect to the  Committed  Loan shall be for the account of Assignor.  Any interest,  fees and other payments  accrued on and after the  Effective  Date with  respect to the Assigned  Committed  Loan Amount shall be for the account of Assignee.  Each of Assignor and Assignee agrees that it will hold in trust for the other party any  interest,  fees and other amounts which it may  receive  to which  the other  party is  entitled  pursuant  to the preceding  sentence  and pay to the other  party any such  amounts  which it may receive promptly upon receipt.

            4. INDEPENDENT  CREDIT DECISION.  Assignee  acknowledges that it has received  from the Parent a copy of the Loan  Agreement  and the  Schedules  and
Exhibits thereto,  together with copies of the most recent financial  statements of Parent and its  Subsidiaries,  and such other documents and information as it has deemed  appropriate  to make its own credit and legal analysis and decision, including an analysis of the continuing  security agreements and filings against the Parent and its  Subsidiaries,  to enter into this  Assignment and Acceptance and agrees that it will, independently and without reliance upon Assignor, Agent or any  Lender  and based on such  documents  and  information  as it shall deem appropriate at the time,  continue to make its own credit and legal decisions in taking or not taking action under the Loan Agreement.

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 15 of 21 Pages
--------------------                                        --------------------

            5.  EFFECTIVE DATE; NOTICES.

                (a) As between  Assignor and Assignee,  the  effective  date for this  Assignment  and  Acceptance  shall be  September  8, 2005 (the  "Effective
Date");  provided,  that, the following conditions precedent have been satisfied on or before the Effective Date:

                    (i) this  Assignment  and  Acceptance  shall be executed and delivered by Assignor and Assignee;

                    (ii)  the  consent  of Agent as  required  for an  effective assignment  of the Assigned  Committed  Loan by Assignor to Assignee  shall have been duly  obtained  and shall be in full force and  effect as of the  Effective
Date;

                    (iii)  written  notice  of such  assignment,  together  with
payment  instructions,   addresses  and  related  information  with  respect  to
Assignee, shall have been given to Agent; and

                    (iv)  Assignee  shall pay to  Assignor  all  amounts  due to
Assignor under this Assignment and Acceptance.

                (b) Promptly  following  the  execution of this  Assignment  and
Acceptance,  Assignor  shall  deliver to Agent for  acknowledgment  by Agent,  a
Notice of Assignment in the form attached hereto as Schedule 1. Withholding Tax.
Assignee (a) represents and warrants to Assignor, Agent and Borrowers that under applicable  law and treaties no tax will be required to be withheld by Assignee,
Agent or Borrowers with respect to any payments to be made to Assignee hereunder or under  any of the  Financing  Agreements,  (b)  agrees to  furnish  (if it is organized under the laws of any jurisdiction other than the United States or any
State thereof) to Agent and Borrowers  prior to the time that Agent or Borrowers are  required to make any  payment of  principal,  interest  or fees  hereunder, duplicate executed originals of either U.S. Internal Revenue Service Form W-8BEN or W-8ECI, as applicable (wherein Assignee claims entitlement to the benefits of a tax treaty that provides for a complete  exemption  from U.S.  federal  income withholding tax on all payments  hereunder) and agrees to provide new such forms upon the expiration of any previously delivered form or comparable statements in accordance with applicable U.S. law and regulations and amendments thereto, duly executed and completed by Assignee, and (c) agrees to comply with all applicable
U.S. laws and regulations with regard to such withholding tax exemption.

            6.  REPRESENTATIONS AND WARRANTIES.

                (a) Assignor  represents  and warrants  that (i) it is the legal and  beneficial  owner of the interest  being  assigned by it hereunder and that such interest is free and clear of any security interest,  lien,  encumbrance or other adverse claim,  (ii) it is duly organized and existing and it has the full power and authority to take, and has taken,  all action necessary to execute and deliver this  Assignment  and  Acceptance  and any other  documents  required or permitted to be executed or delivered by it in connection  with this  Assignment and Acceptance and to fulfill its obligations hereunder, (iii) no notices to, or consents,  authorizations  or approvals of, any Person are required  (other than from the Borrowers  and any already  given or obtained)  for its due  execution, delivery and performance of this  Assignment and Acceptance,  and apart from any agreements or undertakings or filings required by the Loan Agreement, no further action by, or notice to, or filing  with,  any Person is required of it for such

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 16 of 21 Pages
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execution,  delivery or performance, and (iv) this Assignment and Acceptance has been duly  executed and  delivered by it and  constitutes  the legal,  valid and binding obligation of Assignor,  enforceable against Assignor in accordance with the  terms  hereof,  subject,  as to  enforcement,  to  bankruptcy,  insolvency, moratorium,  reorganization and other laws of general application relating to or affecting creditors' rights and to general equitable principles.

                (b) Assignor makes no  representation or warranty and assumes no responsibility  with respect to any  statements,  warranties or  representations made in or in connection  with the Loan Agreement or any of the other  Financing
Agreements or the execution,  legality, validity,  enforceability,  genuineness, sufficiency or value of the Loan  Agreement or any other  instrument or document furnished  pursuant  thereto.  Assignor makes no  representation  or warranty in connection  with, and assumes no  responsibility  with respect to, the solvency, financial  condition or  statements  of  Borrowers,  Guarantors  or any of their respective Affiliates, or the performance or observance by Borrowers, Guarantors or any  other  Person,  of any of its  respective  obligations  under  the  Loan
Agreement or any other instrument or document furnished in connection therewith.

                (c)  Assignee  represents  and  warrants  that  (i)  it is  duly organized  and  existing and it has full power and  authority  to take,  and has taken,  all  action  necessary  to  execute  and  deliver  this  Assignment  and
Acceptance  and any other  documents  required  or  permitted  to be executed or delivered  by it in  connection  with this  Assignment  and  Acceptance,  and to
fulfill  its   obligations   hereunder,   (ii)  no  notices  to,  or   consents,
authorizations  or approvals of, any Person are required (other than any already given or  obtained)  for its due  execution,  delivery and  performance  of this
Assignment  and  Acceptance,  and apart from any agreements or  undertakings  or filings  required by the Loan Agreement,  no further action by, or notice to, or filing  with,  any Person is  required  of it for such  execution,  delivery  or performance; and (iii) this Assignment and Acceptance has been duly executed and delivered  by it and  constitutes  the legal,  valid and binding  obligation  of
Assignee,  enforceable  against  Assignee in  accordance  with the terms hereof,
subject,   as   to   enforcement,   to   bankruptcy,   insolvency,   moratorium,
reorganization  and other laws of general  application  relating to or affecting creditors' rights to general equitable principles.

                (d) No  representations  or warranties are made with respect to:
(i) the adequacy or status of any collateral, including the absence or existence of any liens or claims,  (ii) the perfection of any security  interested granted or  purported  to be granted in any  collateral,  (iii) the  partial  release of collateral or its subordination to easements or rights of third parties, or (iv)
the advisability or necessity of any consent by a senior lender or the status of any  inter-creditor  agreement.  It shall be the  responsibility  of Assignee to independently investigate each of the foregoing matters.

            7. FURTHER  ASSURANCES.  Assignor and Assignee  each hereby agree to execute and  deliver  such other  instruments,  and take such other  action,  as either  party  may  reasonably  request  in  connection  with  the  transactions contemplated by this  Assignment and  Acceptance,  including the delivery of any notices or other  documents or instruments  to Borrowers or Agent,  which may be required in connection with the assignment and assumption  contemplated  hereby.
All such  actions by Assignor  shall be at the sole cost and expense of Assignee or the Parent and its Subsidiaries.

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CUSIP No. 929248508                   13D                    Page 17 of 21 Pages
--------------------                                        --------------------

            8.  MISCELLANEOUS

                (a) Any amendment or waiver of any provision of this  Assignment and Acceptance shall be in writing and signed by the parties hereto.  No failure or delay by either  party  hereto in  exercising  any right,  power or privilege hereunder  shall operate as a waiver thereof and any waiver of any breach of the provisions of this Assignment and Acceptance  shall be without  prejudice to any rights with respect to any other for further breach thereof.

                (b) All  payments  made  hereunder  shall  be made  without  any set-off or counterclaim.

                (c)  Assignor  and  Assignee  shall  each pay its own  costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Assignment and Acceptance.

                (d) This Assignment and Acceptance may be executed in any number of counterparts and all of such  counterparts  taken together shall be deemed to constitute one and the same instrument.

                (e) THIS  ASSIGNMENT  AND  ACCEPTANCE  SHALL BE  GOVERNED BY AND
CONSTRUED  IN  ACCORDANCE  WITH THE LAW OF THE STATE OF NEW YORK.  Assignor  and
Assignee each irrevocably submits to the non-exclusive jurisdiction of any State or Federal court sitting in New York County,  New York over any suit,  action or proceeding  arising out of or relating to this  Assignment  and  Acceptance  and irrevocably  agrees that all claims in respect of such action or proceeding  may be heard and determined in such New York State or Federal  court.  Each party to this Assignment and Acceptance hereby irrevocably  waives, to the fullest extent it  may  effectively  do  so,  the  defense  of an  inconvenient  forum  to  the maintenance of such action or proceeding.

                (f) ASSIGNOR AND ASSIGNEE EACH HEREBY KNOWINGLY, VOLUNTARILY AND
INTENTIONALLY  WAIVE ANY  RIGHTS  THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF
ANY LITIGATION  BASED HEREON,  OR ARISING OUT OF, UNDER,  OR IN CONNECTION  WITH
THIS ASSIGNMENT AND ACCEPTANCE,  THE LOAN AGREEMENT,  ANY OF THE OTHER FINANCING
AGREEMENTS  OR ANY RELATED  DOCUMENTS  AND  AGREEMENTS OR ANY COURSE OF CONDUCT,
COURSE OF DEALING, OR STATEMENTS (WHETHER ORAL OR WRITTEN).

                  [Remainder of Page Intentionally Left Blank.]

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CUSIP No. 929248508                   13D                    Page 18 of 21 Pages
--------------------                                        --------------------

            IN  WITNESS   WHEREOF,   Assignor  and  Assignee  have  caused  this
Assignment and Acceptance to be executed and delivered by their duly  authorized officers as of the date first above written.

                                     CANPARTNERS INVESTMENTS IV, LLC

                                     By: ______________________________
                                         Name:
                                         Title:

                                     STEEL PARTNERS II, L.P.

                                     By: ______________________________
                                         Name:
                                         Title:

--------------------                                        --------------------
CUSIP No. 929248508                   13D                    Page 19 of 21 Pages
--------------------                                        --------------------

                                   SCHEDULE 1
                       NOTICE OF ASSIGNMENT AND ACCEPTANCE
                       -----------------------------------

                                                               _______ ___, 2005

Canpartners Investments IV, LLC
c/o Canyon Capital Advisors, LLC
9665 Wilshire Boulevard, Suite 200
Beverly Hills, CA 90212
Attn: John Playa

Ladies and Gentlemen:

            Canpartners  Investments  IV, LLC, in its capacity as agent pursuant to the Loan Agreement (as  hereinafter  defined) acting for and on behalf of the parties thereto as lenders (in such capacity,  "AGENT"),  and the parties to the
Loan  Agreement  as lenders  (individually,  each a "LENDER"  and  collectively,
"Lenders")  have  entered  or are  about to enter  into  financing  arrangements pursuant to which Agent and Lenders may make loans to Handy & Harman and certain of its  affiliates  (collectively,  "BORROWERS")  as set  forth  in the Loan and
Security  Agreement,  dated March 31, 2004, by and among Borrowers,  Lenders and
Agent,  successor by assignment from Ableco Finance LLC, as amended by Amendment
No. 1 dated as of October 29, 2004 and  Amendment No. 2 dated as of May 20, 2005
(as the same now exists or may  hereafter  be amended,  modified,  supplemented, extended,  renewed,  restated or replaced, the "Loan Agreement"),  and the other agreements,  documents  and  instruments  referred  to  therein  or at any  time executed and/or delivered in connection therewith or related thereto (all of the foregoing,  together  with the  Loan  Agreement,  as the  same now  exist or may hereafter be amended,  modified,  supplemented,  extended,  renewed, restated or replaced,  being collectively referred to herein as the "FINANCING AGREEMENTS").
Capitalized  terms  not  otherwise  defined  herein  shall  have the  respective meanings ascribed thereto in the Loan Agreement.

            1. We hereby  give you notice of, and request  your  consent to, the assignment by Canpartners Investments IV, LLC (the "Assignor") to Steel Partners
II,  L.P.  (the  "Assignee")  such that after  giving  effect to the  assignment
Assignee  shall have an interest equal to 100% of the total Loan pursuant to the
Assignment  and  Acceptance  Agreement  attached  hereto  (the  "ASSIGNMENT  AND
ACCEPTANCE").  We understand  that the  Assignor's  portion of the Loan shall be reduced to $0.

            2. Assignee agrees that, upon receiving the consent of Agent to such assignment,  Assignee will be bound by the terms of the Loan  Agreement as fully and to the same extent as if the  Assignee  were the Lender  originally  holding such interest under the Loan Agreement.

            3. The following administrative details apply to Assignee:

               (A) Notice address:

                   Assignee Name:          Steel Partners II, L.P.
                   Address:                590 Madison Avenue
                                           32nd Floor
                                           New York, NY 10022

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CUSIP No. 929248508                   13D                    Page 20 of 21 Pages
--------------------                                        --------------------

                   Attention:              Lauren Leiman
                   Telephone:              (212) 758-3232
                   Telecopier:             (212) 758-5789

               (B) Payment Instructions:

                   Bank:                   XXXXX
                   ABA No.:                XXXXX
                   Account No.:            XXXXX
                   Account Name:           XXXXX
                   Sub-Account Name:       XXXXX
                   FFC to Account Number:  XXXXX

            4. You are entitled to rely upon the representations, warranties and covenants  of each of Assignor  and Assignee  contained  in the  Assignment  and
Acceptance.

                  [Remainder of Page Intentionally Left Blank]

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CUSIP No. 929248508                   13D                    Page 21 of 21 Pages
--------------------                                        --------------------

            IN WITNESS WHEREOF, Assignor and Assignee have caused this Notice of
Assignment and  Acceptance to be executed by their  respective  duly  authorized officials, officers or agents as of the date first above mentioned.

                                Very truly yours,

                                CANPARTNERS INVESTMENTS IV, LLC

                                By:  __________________________________
                                     Name:
                                     Title:

                                STEEL PARTNERS II, L.P.

                                By:  __________________________________
                                     Name:
                                     Title:

ACKNOWLEDGED AND ASSIGNMENT
CONSENTED TO:

CANPARTNERS INVESTMENTS IV, LLC
   as Agent

By: __________________________
    Name:
    Title: